SSLJ.com Limited Intends to Withdraw its Listing on Nasdaq

WUHAN, China, July 19, 2019 – SSLJ.com Limited (the “Company”) (NASDAQ: YGTY). The Company herein announces its intent to withdraw its Class A ordinary shares from the Nasdaq Capital Market. Since February 2019, the new management and board of directors of the Company have made tremendous efforts to improve the operations and financial conditions of the Company. However, the management of the Company could not improve the situation of the Company in a period satisfactory to the Nasdaq Capital Market. The abrupt resignation of the Company’s auditors renders the Company in a more difficult position to complete and disclose its annual financial information than before. The Company has made the decision to withdraw its Class A ordinary shares from listing on the Nasdaq Capital Market primarily because it has failed to file its annual report for the year ended December 31, 2018 on Form 20-F under Listing Rules 5250(c)(1), failed to maintain a minimum of $2,5000,000 in the stockholders’ equity for continued listing under Listing Rules 5550(b)(1), and allegedly failed to disclose the material changes of its operations in a timely manner. The Company plans to file a Form 25 pursuant to 17 CFR 240.12d2-2(c) on July 29, 2019.

This announcement is made in compliance with Listing Rules 5840(j) and 17 CFR § 240.12d2-2(c).

About SSLJ.com Limited

SSLJ.com Limited is in the business of the vertically integrated O2O home decoration services and products in China. The Company provides clients with a convenient, full-service, one-stop solution for its homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. For more information, please visit www.sslj.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

SSLJ.com Limited

Email: ir@sslj.com